Exhibit 99.128

Meta, Parent Company of Facebook and Instagram, Partners with WonderFi to Provide Strategic Advice on Growth Marketing

Vancouver, British Columbia--(Newsfile Corp. - July 15, 2022) - WonderFi Technologies Inc. (TSX: WNDR) (OTC Pink: WONDF) (WKN: A3C166) (FSE: WNDR) (the “Company” or “WonderFi”) today announced that it has partnered with the Meta Venture Capital Partnerships team (“Meta Partnerships”), a division of Meta Platforms, Inc. (“Meta”).

Meta Partnerships was formed in 2020 with the goal of aligning Meta’s resources and brands including Facebook and Instagram with the most innovative companies to help them scale. Meta Partnerships will provide strategic advice to WonderFi on growth marketing, performance and scale of WonderFi’s business, consultancy on creative strategies with other Meta departments and guidance on privacy-focused regulations.

“We are excited to work together with Meta as we continue to grow the WonderFi brands and offer crypto to consumers in a compliant and regulated manner. Meta will be a key partner in our growth strategies within Canada and internationally” commented Ben Samaroo, CEO of WonderFi.

Additional Information

For additional information, please contact:

WonderFi Technologies Inc.

Ben Samaroo, CEO

ben@wonder.fi

(778) 843-9637

Investor Relations Contact: invest@wonder.fi

Media Contact:

Binu Koshy, Communications Director

binu@wonder.fi

ABOUT WONDERFI

WonderFi is a leading technology company with the mission of creating better access to digital assets through compliant centralized and decentralized platforms. WonderFi provides unified access to digital assets including crypto, DeFi, gaming and NFTs, in a compliant and regulated environment. WonderFi’s executive team and Board of Directors have an established track record in finance and crypto, with previous experience at Amazon, Shopify, PayPal, Galaxy Digital and Hut 8. WonderFi’s core team of engineers and technologists believe that everyone should have equal access to finance, and are aligned in the mission to empower people around the world to access finance in a simple, smart and secure way. For more information, visit www.wonder.fi.

Forward-Looking Information and Statements

This press release contains certain “forward-looking information” within the meaning of applicable Canadian securities legislation and may also contain statements that may constitute “forward-looking statements” within the meaning of the safe harbor provisions of the United States Private Securities Litigation Reform Act of 1995 and applicable Canadian securities legislation. Such forward-looking information and forward-looking statements are not representative of historical facts or information or current condition, but instead represent only the Company’s beliefs regarding future events, plans or objectives, many of which, by their nature, are inherently uncertain and outside of the Company’s control. Generally, such forward-looking information or forward-looking statements can be identified by the use of forward-looking terminology such “could”, “intend”, “expect”, “believe”, “will”, “projected”, “estimated”, or variations of such words.

By identifying such information and statements in this manner, the Company is alerting the reader that such information and statements are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of the Company to be materially different from those expressed or implied by such information and statements. In addition, in connection with the forward-looking information and forward-looking statements contained in this press release, the Company has made certain assumptions. Among the key factors that could cause actual results to differ materially from those projected in the forward-looking information and statements are the following: the ability of the Company and Meta Partnerships to work together effectively on growth marketing, performance and scale of WonderFi’s business.

Although the Company believes that the assumptions and factors used in preparing, and the expectations contained in, the forward-looking information and statements are reasonable, undue reliance should not be placed on such information and statements, and no assurance or guarantee can be given that such forward-looking information and statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such information and statements. The forward-looking information and forward-looking statements contained in this press release are made as of the date of this press release, and the Company does not undertake to update any forward-looking information and/or forward-looking statements that are contained or referenced herein, except in accordance with applicable securities laws. All subsequent written and oral forward-looking information and statements attributable to the Company or persons acting on its behalf is expressly qualified in its entirety by this notice. All values stated in this release are in Canadian dollars.

The Toronto Stock Exchange has not approved or disapproved of the information contained in this release.

To view the source version of this press release, please visit https://www.newsfilecorp.com/release/130961